INVEST IN **IMORPH SMART HEALTH TECHNOLOGIES**

Using AI to automate self-help psychology with wearable smart technology to solve your health issues



POSITIVE AFFIRMATIONS
Your choice of powerful and personal affirmations pass commands from your conscious to your subconscious mind to make it believe you will be healthy and liberated by choosing to quit smoking. The subconscious mind has the ability, in anything it accepts as true, to do whatever it takes to turn it into reality. iMorph Smart Health specializes in making sure your messages are timed perfectly to address the problem at exactly the time you need it most.
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imorphed.com Boca Raton FL



Technology | Main Street | Software | Artificial Intelligence | B2C

LEAD INVESTOR

Terra Stone Capital Terra Stone Capital Partners

As investors, we feel that many of the companies we look for to invest our money have to have a social responsibility component. Whether it solves a problem or give a healthy alternative to an existing one. iMorph smaat-health technologies gives smokers a healthier choice when it comes to quitting smoking. It replaces drugs and other harmful chemicals and gives the smoker a psychological edge. The problem they are tackling is also important and potentially represents a brand new market. Doctors are trained to treat patients and save lives. However, currently the medical establishment make money for dispensing drugs, not clinical services.

Invested $25,000 this round

Highlights

1. iMorph is the future of the burgeoning tele-health market.
2. CigFree SmartBand™ is our flagship, AI and machine learning driven automated wearable smart band solution for smokers.
3. We formed iMorph uniquely to return personal health choices to people by converging technology with self help psychology
4. We are the low, single cost health provider of solutions designed to eliminate or reduce negative personal health issues
5. iMorph helps you to modify health behaviors without drugs and other expensive alternatives.
6. Our entire line of upcoming products address health issues including: Stress, Mental Fitness, Depression & Weight-Loss.
7. iMorph becomes your de-facto 24/7 personal health assistant and will always be there for you when most needed.
8. Smoking cessation is a growing $7 billion market in America dominated by uncertain drugs and Nicotine Replacement.

Nicotine Replacement.

Our Team



Adrian Vargas Co-Founder & CEO

Adrian began his career in investment services. In 2005, and has began building smart home automation systems. For the past 10 years, he has built "Smart" automation systems for residential, commercial and hospitality which earned him "ACE" status.

Adrian was addicted to smoking over a pack of cigarettes a day for 15 years and discovered the power of positive affirmation psychology. He tired of smoking and what it was doing to his life and wanted to quit. He was in the smart automation business and thought what if he connected smart automation with self-help psychology. He devised a robo-call program that recorded his affirmations in his voice and randomly called him throughout the days to listen to his affirmations. He quit smoking in 4 days and contemplated foundation of CigFree CigFree to help others.



Younis Zubchevich Co-Founder & President



following his MBA, Younis joined US international bank as VP and moved to the Middle East. He joined a ME investment bank as head of investments. In 2000, Younis established his own investment banking firm in NY to fund early growth companies.



Pathik Jayani Chief Technology Officer

With a Master's degree in engineering and information systems, diverse experiences in business intelligence, data warehousing, analytics and product development, Pathik is spearheading our technology development.



Terra Stone Capital Lead Investor

Lead Investor

We are developing affordable, unique wearable smart technology solutions to help people take back their health.



iMⓞRPH
Smart Health Technologies

CigFree Smartband

"The Healthy Way to Quit Smoking"

We are iMorph Smart Technologies: iMorph was formed uniquely to converge existing smart technology with automated self-help psychology and personal affirmations to help a large population of people cease or minimize undesirable personal behaviors they may have.

CigFree is our initial, unique flagship product smoking cessation solution. It is an automated wearable smartband for smokers who want an all-natural, healthy and affordable non-nicotine, non-drug, non-invasive solution to quit smoking.

- We have the state-of-the-art technology that leverages machine learning algorithms and artificial intelligence to help people quit or minimize smoking
- It learns their individual smoking gestures and habits in real time
- It becomes their personal health assistant, anticipating when they will smoke and alerts them with their personal positive affirmation messages before or as they are smoking and most in need
- CigFree performs 1,000,000 plus mathematical calculations every second to detect the correct gesture from all non-smoking gestures. iMorph has harnessed the power of artificial intelligence and deep learning to make CigFree unlike any other product in the market

CigFree always remembers to remind smokers they want to be healthy

iMorph Smart Technologies, Inc. · 445 S. Federal Hwy, Boca Raton, Fl 33432 · (561) 414-6771 · www.imorphsd.com   3

The iMorph CigFree Smartband Solution
How Does CigFree Smartband stop smoking?

When you are at your weakest and begin to smoke or vape:

- CigFree SmartBand detects your smoking gestures
- Automatically reminds you of all the reasons you want to quit smoking
- Signals your mobile device that alerts you, as or before you smoke, to listen to your proven self-help personalized affirmation message to yourself in your own voice
- Stimulates your desire to stop your urge to smoke, rather than relying on dangerous expensive drugs and nicotine substitutes
- Self-help affirmations are a proven solution that modify behavior including quitting cigarettes when received at the precise time the unwanted behavior is occurring
- To prevent a high relapse rate once you stop smoking, CigFree converts to automate alternative self-help affirmation messages that reinforce and sustain your new positive behaviors
- Positive results may be experienced within 2 weeks of using CigFree Smartband and listening to the auto-messages

iMorph Smart Technologies, Inc. · 445 S. Federal Hwy, Boca Raton, Fl 33432 · (561) 414-6771 · www.imorphsd.com   4

PRODUCT FUNCTIONALITY

- Universal algorithm is taught to recognize smoking individual
- Forwards data via Bluetooth to App on iOS or Android phones
- All calculations take place in the App
- App allows smokers to record their personal messages, edit messages, and listen to messages manually without notification
- Can be set to randomly call smokers at any time during the day
- Learns the most common times people smoke and alerts them of affirmation messages before they smoke
- Vibrates on the smoker's wrist and Phone App signals up to any # of consecutive alerts until accepted or rejected
- Once alerted, the gesture alert may be set to turn off and resume in the event smoker continues to smoke the same cigarette
- Push alerts to allow App to open to the message page once smoking is detected
- All App pages will have a link to move App to the message page
- Can set gestures for right- and left-hand gesture algorithms

- iMorph data base records all smoking gestures, alerts accepted and declined, times listened to messages without an alert and other data

The CigFree Smartband Opportunity

We are a pre-revenue development company. We utilize wearable smart technology with self-help psychology to solve health issues. We have developed a unique and innovative solution to stop and reduce cigarette smoking; First to market;

- *Preliminary tests on 20 individuals using Robocalls demonstrated high positive results in stopping and reducing smoking*
- *We have our own experienced tech team for development*
- *Technological risks have been mitigated as our PROOF OF CONCEPT is complete*
- *Global growth forecast of $21.4 billion smoking cessation industry by 2024*
- *Entry level investment for seed round investors with high multiple opportunities*
- *Commencing IP patent work: Utility; and Process patents for CigFree and several other products*
- *Clinical trial has been designed and will be conducted by two highly credentialed clinical investigators*

MANAGEMENT

ADRIAN VARGAS: co-founder, began career in investment services. In 2005, began building smart home automation systems. For the past 10 years, he has built "Smart" automation systems business for residential, commercial and hospitality which earned him "ACE" status.

YOUNIS ZUBCHEVICH: co-founder, following his MBA joined US international bank as VP and moved to Middle East. He joined a ME investment bank as head of investments. In 2006, Younis established his own investment banking firm in NY to fund early growth companies. Since 2006, he has built companies in conjunction with partners in areas of health, care, tech and retail distribution.

SCOTT ROSIERE, PhD: in-house psychologist. Scott is a licensed clinical psychologist working on behavioral issues. He has extensive training in psychodynamic, psychotherapy, group psychotherapy and comprehensive psychological testing. He is author of a book examining effects interventions for Smoking cessation: " The Secret To Stop Smoking".

PATHIK: Acting CTO. With a Master's degree in engineering and information, systems and diverse experiences in business intelligence, data warehousing, analytics and product development, he is spearheading our technology development. Through his existing tech development company and team, he has also developed projects for Fortune 500 companies. His focus on human-machine user interface and design thinking correspond to our product robust needs. His brings his entire team with him.

TECHNOLOGY & HEALTH

A key to our sustained success, is to grow our health solutions as technology and sensors improve to enable us automatically to detect and apply to people's health problems. A critical element of our continued development will be to gather, on an ongoing basis, healthcare professionals in many fields to consult with us to improve our solutions as technologies develop. In effect, iMorph's automated self-help solutions become a go to de facto therapist that is constantly at hand when needed. In addition to the health improvements our solutions can create, we also expect to save our customers significant money on fees they would otherwise have to pay their therapists.

It is critical to understand, iMorph is not selling a device or tracking functionalities. We are selling health solutions to costly and troubling problems that 28 million Americans want to quit. Smart wearable technology is how we attract attention to our solution. iMorph, to this extent, is not competing with the major smart wearable sellers: Fitbit; Apple; and Xiaomi to sell devices. We are providing new applications for smart devices to open new markets to sell wearable devices as a part of an overall solutions to human health and behavioral problems.



U.S.A. SMOKING

- *40 million adult cigarette smokers*
- *Smokers spend $2,600 annually for cigarettes on average*
- *More than $90 billion spent annually on purchasing cigarettes*
- *Smokers pay up to 50% more for health insurance, and 200% - 400% for life insurance*
- *$9.5 billion spent to promote cigarettes*
- *US spends nearly $170 billion on medical care to treat smoking and tobacco use*
- *US loses $156 billion annually in productivity as a result of smokers*

THE PROBLEM:
How Hard is it to Quit?

- Smokers who want to quit altogether -- 70%
- Smokers who will try to quit this year -- 40%
- Smokers who will succeed in quitting smoking on their first try -- 7%
- Smokers who will quit smoking cold turkey -- 3.5%
- Smokers who relapse into smoking while intoxicated with alcohol -- 50%
- Average time it takes for toxins to leave your system after quitting smoking -- 10 days
- Smoking Kills: Reduced rate of dying from smoking if quitting: before age 30 -- 90%; before age 50 -- 50%

COMPETITION

Chantix: At $925 million 2017 revenue, is the market leader prescription medication; Blocks receptors to wean smokers off nicotine; Claims 40% efficacy with potential relapses; Up to 24-week process; Costs are high include doctor visits; A negative list of severe side effects including suicidal tendencies and depression. Approximately $450/month or $2,700 for the prescribed 6 month program.

Nicotine Replacement Therapies ("NRT"): NRT products include nicotine gum (accounts for $5 billion in annual sales), lozenges, and patches; NRT products can ease smokers off nicotine by releasing controlled amounts of nicotine slowly into their system when used as directed; The process allows people to focus on staying smoke-free but not nicotine-free; Most who stop smoking cigarettes continue to ingest NRT products; Expenses can cost over $300 per month.

Vaping with E-cigs: With regulation, E-Cigs are no longer in our competitive brackets. Revenue is diminishing as a result. However, vaping is a market opportunity for us now. Our Universal algorithm can now be taught to recognize vaping gestures as it can recognize smoking gestures. Applying the same solutions in vaping as we do for smoking, CigFree can help people stop or reduce dangerous vaping. We believe we have no critical competition in this space.

MARKETING CigFree Smartband
PR outreach to be driven by the completion of our clinical trial

Our initial sales channels include:
- Our web site direct to consumer www.imorphed.com
- Affiliated high traffic websites direct to consumer such as healthcare and not-for-profits i.e. American Heart, Lung, Associations, and others
- Large corporations and health insurance companies for employees and insureds
- Municipalities, counties and state governments for employees and citizens
- Veterans Administration hospitals and military
- Amazon and other social media platforms

Brand Metaphor
How others are to view our brand:
- CigFree Smartband is: Amazon vs Traditional Retail
- A fashionable and holistic way to health vs. doctor visits, drugs and nicotine substitutes

Brand Architecture
- Emotional Promise: Transforms life; improves relationships; increases productivity; and liberating
- Reason to Believe: Scientific IRB approved clinical trial
- Vocabulary: The language and images we use must drive people to victory over their health problems, experience a personal transformation that allows them to shout to the world, I won! iMorphed! I'm CigFree!



CigFree Smartband REVENUE

CigFree Smartband is the lowest cost solution to stop cigarette smoking.

- *Per unit sales price: $299 including free shipping equal to the price of 3 cigarette cartons – 1-month supply*
- *All in per unit cost to USA warehouse is approximately $40*
- *Very high per unit gross profit and gross margins*
- *Year 1 projection: sales of 500,000 units for sales of $150 million*

Forward-looking projections cannot be guaranteed.

iMorph FUTURE GROWTH OPPORTUNITIES

Addressable Issues:

- *Stress*
- *Mental Fitness*
- *Depression*
- *Weight-Loss/Dieting*
- *Inactivity*
- *Oversleeping*
- *Other addictions*
- *Gambling*
- *Alcohol Abuse*
- *Sugar control and diabetes*

CLINICAL TRIAL PROCESS


Approved Protocol
Investigator selection
Approval Process
Patient recruitment and participation
Data Entered and reviewed
Statistical Analysis
Presentation and publication of report
Data filed and registration obtained

CLINICAL TRIAL PROCESS

Expected Start Date - 45 days after receipt of funding.

Investigators – Two highly credentialed health professionals:

- *MD, Professor of Medicine, Biochemistry, Physiology, and Pathology; and*
- *PhD Psychology and Director of an Integrative Health technology group.*

The Study - Uses a 30-day open-label design to assess the extent to which use of the product leads to a significantly greater reduction or cessation of smoking than a similar population of non-participants. Product efficacy will be based on subject daily self-reports of beginning cigarette usage in conjunction with researchers' findings of baseline-ending changes in blood pressure, oxygen saturation and pulmonary functioning typically found among people who have stopped smoking.

Investigators will prepare and submit an application and Subject Informed Consent Form to an Independent Review Board (IRB) and coordinate any changes to the protocol with sponsor.

CigFree Smartband SWOT Analysis

Strengths:

- *Unique use of wearable smart technology and self-help psychology to address smoking cessation and wellness*
- *First to market*
- *Use of IRB approved clinical trial with credentialed investigators to support efficacy and safety*
- *Low cost of distribution*
- *No expected side effects, healthy alternative to cessation*
- *High margins*
- *Large market growth*

Weaknesses:

- *Entering a category being served by big players with no capital limitations*
- *Require capital and capable management across all functional lines*

Opportunities:

- *Expand reach across multiple health credentialed healthcare professional entities*
- *Brand CigFree SmartBand and in turn iMorph to launch other solutions utilizing smart technology*
- *Quickly develop a sales niche and high margin repeatable revenue to fund growth*
- *Create barriers to entry as first mover and with pending patents*
- *Expand to foreign markets with higher incidence of smoking and government sponsorship to stop citizens from smoking*
- *Attract smart institutional capital*

Threats:

- *Tobacco companies and alternative smoking cessation companies may openly disparage CigFree SmartBand to protect market share*

PHASES TO BRING CigFree TO MARKET

PHASE 1

- *Complete universal algorithm*
- *Build A.I. files that with Machine learning, predictive capability exceed 90%*
- *Purchase 60 bands for clinical trial and PR*
- *File Utility and Process patents for IP protection Complete clinical trial*

PHASE 2

- *Complete clinical trial*
- *Establish Corporate office*
- *Build completion of web site*
- *Publish clinical trial results*

PHASE 3

- *Begin programming of CigFree SmartBand 1.0 and our commercial App version*
- *Begin design of our smartband commercial version*
- *Material procurement, identifying US manufacturers and Identify domestic US fulfillment group*

Forward-looking projections cannot be guaranteed.

THANK YOU!


CigFree Smart Band
Say goodbye to cigarettes!
iMORPH


CigFree Smart Band by iMorph Smart Health Technologies
CIGFREE SMARTBAND
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